CBIZ, Inc.
January 15, 2008
VIA EDGAR
Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance
Room 4561
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	CBIZ, Inc. Form 10-K for the year ended December 31, 2006 Definitive Proxy Statement on Schedule 14A File No. 001-32961
Dear Mr. Krikorian:
CBIZ, Inc. (the “Company” or “CBIZ”) is submitting this letter in response to the comment letter received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), dated December 6, 2007, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the Definitive Proxy Statement on Form DEF 14-A filed on April 6, 2007.
Below is the Company’s response to the comments raised by the Staff in the comment letter. For the convenience of the Staff, we have repeated the Staff’s comment before the response.
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comment 1. There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change is not disclosed. For instance, for the year ended December 31, 2006, you disclose that the increase in Financial Service revenue was primarily due to an increase in the aggregate number of hours charged and rates realized for traditional accounting and tax services provided to clients offset by a decline in revenue from Sarbanes-Oxley consulting services. Tell us your consideration of quantifying each source that contributed to a material change. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III. D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, you should avoid the use of vague terms such as “primarily” in favor of specific quantifications.
Response to Comment 1.
The Company acknowledges the Staff’s comment regarding quantification of the impact of certain contributing factors to material changes in revenue, including the impact of price and volume changes from new and existing customers. Accordingly, CBIZ will quantify sources that contribute to material changes in revenue in its future filings, beginning with the upcoming Annual Report on Form 10-K for the year ended December 31, 2007.
Comment 2. Your disclosures do not indicate whether depreciation and amortization is included in cost of sales or whether the gross profit margins discussed in the MD&A are shown exclusive of any related depreciation and amortization expenses. In accordance with SAB Topic 11(B), depreciation and amortization may be excluded from a line item with appropriate disclosure, but should not be excluded from the gross margin as discussed in the MD&A. Tell us how you considered the guidance in SAB Topic 11(B). For each year presented tell us whether any amount of depreciation and amortization should be allocated to cost of revenues (i.e., operating expenses) and included in the determination of the gross profit.
Response to Comment 2.
The gross profit margins discussed in the MD&A are shown exclusive of depreciation and amortization expense. The inclusion of depreciation and amortization expense would not change the Company’s discussion of the results of operations for each segment as the related depreciation and amortization expense was not significant and had little impact on the trend of the gross profit margins. In addition, the Company separately disclosed total consolidated depreciation and amortization expense, which was 2.7% of revenue for the years ended December 31, 2006 and 2005, on page 22 in the Annual Report on Form 10-K for the year ended December 31, 2006. The Company also provided depreciation and amortization expense by practice group in Footnote 20 “Segment Disclosures” to the Consolidated Financial Statements.
In future filings, the Company will expand the MD&A discussion of results of operations and the business segment presentation to include depreciation and amortization expense and operating income.
Comment 3. We note that in connection with providing payroll services to your clients, you collect funds from client accounts in advance of paying these client obligations. We further note from your disclosures on page 12 that investment income on funds held for clients is combined with all of your other operating revenues on the statements of operations. Tell us your consideration of classifying the investment income earned on funds held for clients as a separate line item within operating revenues rather than combining that investment income with all your other operating revenues. In addition, please clarify whether you record the investment income based on actual amounts earned on those funds rather than at an arbitrary standard rate.
Response to Comment 3.
The Company recognizes investment income earned on payroll funds based on actual amounts earned on those funds. The Company did not disclose this revenue as a separate line item within operating revenue as this income was not material and represented less than one percent of consolidated operating revenue for each of the years presented.
Notes to Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Comment 4. Your disclosures indicate that funds held for clients may include cash, cash equivalents and short-term investments. We further note that the assets of the deferred compensation plan include marketable investments that consist primarily of mutual funds, money market funds and equity securities. Tell us your consideration of including the disclosures required by paragraphs 19 to 21 of SFAS 115.
Response to Comment 4.
Funds held for clients consist of cash, overnight investments and Auction Rate Securities with auction mechanisms that generally occur every 7 to 35 days. At December 31, 2006 and 2005, the market value of these investments approximated their carrying amount. Due to the nature of these highly-liquid short-term investments, realized and unrealized gains and losses were not material for the years ended December 31, 2006, 2005 and 2004 and thus additional disclosures required under SFAS No. 115 were not provided.
Regarding the assets of the deferred compensation plan, please refer to Footnote 1 “Organization and Summary of Significant Accounting Policies” which discloses that the securities held within the deferred compensation plan are classified by the Company as trading securities. The Company believes that disclosures provided in Footnote 1 are in accordance with the requirements of SFAS No. 115.
Revenue Recognition and Valuation of Unbilled Revenues, page F-12
Comment 5. We note that you bill Financial Service clients based upon a predetermined agreed-upon fixed fee or based on actual hours incurred at expected net realizable rates per hour plus agreed-upon out-of-pocket expenses. Please clarify how you recognize revenue for the fixed fee arrangements and how your policy complies with the applicable revenue recognition guidance. As part of your response, please clarify the terms of your typical customer contract. We refer you to the disclosure guidance of Section II.F.3 of the November

30, 2006 SEC Release, Current Accounting and Disclosure Issues in the Division of Corporation Finance.
Response to Comment 5.
Revenue for fixed-fee arrangements is recognized over the performance period based upon progress towards completion, which is determined based upon actual hours incurred on the client project compared to estimated total hours to complete the client project. The Company believes that recognizing revenue based on hours incurred is a reasonable proxy for output measures, which supports the contractual earnings pattern.
The typical Financial Services contract terms are contained in a signed engagement letter with our client. These engagement letters define the scope of services to be provided, pricing of services (e.g. fixed fee for the entire service or rate per hour incurred) and payment terms ranging from invoice date to 90 days after invoice date. Billing may occur prior to, during, or upon completion of the service. We typically do not have acceptance provisions or right of refund arrangements included in our engagement letters.
Comment 6. We note that you provide flexible benefits administration services to clients, grant access of proprietary software to third parties, and provide hosting services to these parties. Please clarify how revenue is recognized for the hosting services. Explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. We further note that revenue associated with set up and license fees related to your flexible benefits services are deferred and recognized pro rata over the life of the contract. Please clarify how you considered the guidance in footnote 39 of SAB Topic 13.
Response to Comment 6.
When licensing the software used to provide flexible benefit administration, the Company’s customers do not have a contractual right to take possession of the software, nor is it feasible for the customers to run the software on their own hardware or have a third party host the software. Therefore, in accordance with the guidance in EITF 00-03, this arrangement is accounted for as a service agreement and is outside the scope of SOP 97-2.
With respect to footnote 39 of SAB Topic 13, the Company’s set up fee revenue (which was generally a nominal amount of less than $5,000 per client, and was less than $0.2 million in total on an annual basis) was recognized over the initial contract period due to the uncertainty of the renewal of these arrangements after the initial contract period with these clients.
The vast majority of the aforementioned services were provided through a business unit that was divested by the Company during the fourth quarter of 2007. Accordingly, this disclosure will be excluded from future filings due to the reclassification of this business unit to discontinued operations.

Comment 7. We note that fee income for administering health and retirement plans is recognized in the period which the services are provided, and may be based on actual hours incurred on an hourly fee basis, fixed fee arrangements or asset-based fees. Please clarify how you recognize revenue for arrangements based upon fixed fees and asset-based fees. As part of your response, please clarify the terms of your typical customer contract. We refer you to the disclosure guidance of Section II.F.3 of the November 30, 2006 SEC Release, Current Accounting and Disclosure Issues in the Division of Corporation Finance.
Response to Comment 7.
In accordance with SAB 104, the Company recognizes revenue for fixed-fee arrangements on a straight-line basis over the contract period as these services are provided to clients continuously throughout the term of the arrangement. The Company has determined that there is no evidence to suggest that obligations are fulfilled in a different pattern than on a straight-line basis.
Revenue for asset based fees are recognized when the asset value necessary to compute revenue is determinable, which is typically when cash is received or when market valuation information is available.
The typical health and retirement plan administration contract terms are contained in a signed agreement with our clients, or when applicable, other third parties. These agreements define the scope of services to be provided, pricing of services (e.g. fixed fee for the entire service or percentage of assets under management) and payment terms ranging from invoice date to 90 days after invoice date. Billing may occur prior to, during, or upon completion of the service. We typically do not have acceptance provisions or right of refund arrangements included in these agreements.
Comment 8. Your disclosures indicate that revenue from the sale of medical billing systems is recognized upon installation of the system, while the related system maintenance revenue is recognized over the period covered by the maintenance agreement. Please clarify whether the software contained in your medical billing systems is more than incidental to the product as a whole pursuant to paragraph 2 of SOP 97-2. Please describe your consideration of each of the factors identified in the second footnote of SOP 97-2, as well as any other factors that you consider to be relevant in supporting your determination. In addition, tell us whether you are able to establish fair value (or VSOE if applicable) for the individual elements and how you considered the separation and allocation guidance in EITF 00-21 (or SOP 97-2 if applicable) for arrangements that contain bundled software solutions and service elements. Your response should include a discussion of your consideration of the relevant allocation provisions of EITF 03-5, SOP 97-2 and EITF 00-21.
Response to Comment 8.
The Company acquired a business in January 2006 that historically sold medical billing systems to clients. Since being acquired by CBIZ, the acquired business has not sold any medical billing systems. CBIZ will eliminate this policy disclosure in future filings until such time that the Company derives material revenue from the sale of medical billing systems. The Company continues to sell maintenance agreements and recognizes revenue on a straight-line basis over the period covered by the maintenance agreement.
Comment 9. We note that National Practice technology consulting revenue associated with hardware and software sales is recognized upon delivery and acceptance of the product while revenue associated with installation is recognized as services are performed, and revenue associated with service agreements is recognized on a straight-line basis over the period of the agreement. We further note that technology consulting revenue is recognized on an hourly or per diem fee basis as services are performed. Please address the following with respect to your policy for technology consulting revenues:
•	Please clarify whether the software associated with your technology consulting is more than incidental to the product as a whole pursuant to paragraph 2 of SOP 97-2. Please describe your consideration of each of the factors identified in the second footnote of SOP 97-2, as well as any other factors that you consider to be relevant in supporting your determination.

•	Please explain whether your technology consulting involves significant production, modification or customization of software. Your response should address how you considered the guidance in paragraphs 63 to 71 of SOP 97-2.

•	Tell us whether you are able to establish fair value (or VSOE if applicable) for the individual elements and how you considered the separation and allocation guidance in EITF 00-21 (or SOP 97-2 if applicable) for arrangements that contain bundled software solutions and service elements.
Response to Comment 9.
The Company has determined that software sold by the National Practice technology units is more than incidental to the product as a whole, and thus revenue recognition in accordance with SOP 97-2 is appropriate. This determination was based upon the following factors:
•	Technology units within the National Practice group sell off-the-shelf software solutions. These products may be marketed and sold on a stand-alone basis, which indicates that the software is more than incidental to the product as a whole.

•	Customers are able to purchase post-contract support, enhancements and upgrades, indicating that the software is more than incidental to the product as a whole.

•	Customers can purchase similar software solutions from various vendors, indicating that the software is more than incidental to the product as a whole.
Although a portion of the consulting revenue reported by our National Practice technology units relates to software, approximately 80% of this consulting revenue relates to the maintenance and repair of computer hardware. The portion of consulting revenue that relates to software does not include significant production, modification or customization of the software, and thus is within the scope of SOP 97-2. These consulting services include: hardware and software installation, training of customer personnel, building simple interfaces and data conversion services.
The Company offers software and consulting services both on a bundled basis as well as on a stand-alone basis with pricing similar to that offered by other vendors and competitors. Accordingly, the Company recognizes revenue from software sales separately from consulting services based on the vendor-specific objective evidence of the relative fair value of each individual element in accordance with SOP 97-2.
Comment 10. We note that in certain instances health care consulting arrangements are based upon predetermined agreed-upon fixed fees. Please clarify how you recognize revenue for arrangements based upon predetermined agreed-upon fixed fees and how your policy complies with the applicable revenue recognition guidance. As part of your response, please clarify the terms of your typical customer contract. We refer you to the disclosure guidance of Section II.F.3 of the November 30, 2006 SEC Release, Current Accounting and Disclosure Issues in the Division of Corporation Finance.
Response to Comment 10.
Revenue for fixed-fee arrangements is recognized over the performance period based upon progress towards completion, which is determined based upon actual hours incurred on the client project compared to estimated total hours to complete the client project. The Company believes that recognizing revenue based on hours incurred is a reasonable proxy for output measures, which supports the contractual earnings pattern.
The typical National Practice health care consulting contract terms are contained in a signed agreement with our client. These agreements define the services to be provided, pricing of services (e.g. fixed fee for the entire service, percentage of reimbursements received, or rate per hour incurred) and payment terms ranging from invoice date to 60 days after invoice date. Billing may occur prior to, during, or upon completion of the service. We typically do not have acceptance provisions or right of refund arrangements included in these agreements.
Comment 11. Your disclosures indicate that revenues associated with non-refundable fees for merger and acquisition and capital advisory services are recognized on a pro rata basis over the life of the contract. Please clarify nature of the services being provided and how your policy complies with the applicable revenue recognition guidance.
Response to Comment 11.
Revenues associated with non-refundable fees for merger and acquisition and capital advisory services are related to various consulting services which include providing assistance to clients in the identification, negotiation and closing of acquisition transactions.

These services are generally performed throughout the term of the contract period of the arrangement and are recognized on a straight-line basis in accordance with SAB 104. Revenues associated with non-refundable fees for merger and acquisition and capital advisory services were not material and totaled less than $0.1 million for each of the years ended December 31, 2006, 2005 and 2004.
Comment 12. Tell us the components of deferred revenue and your consideration for disclosing such components. In addition, please quantify the amounts of deferred revenue in each of the past three fiscal years.
Response to Comment 12.
Deferred revenue represents payments received by the Company from its clients, in advance, for services to be performed in future periods. These payments typically relate to valuation services and maintenance agreements. The Company did not separately disclose deferred revenue as the balances were not material and represented less than five percent of total current liabilities for each of the years presented.
Comment 13. We note that you determined that your administrative service agreements (ASA) qualify as variable interest entities. We further note that your disclosure has repeatedly indicated that you do not reflect the consolidation of the variable interest entities, as the impact is not material to the financial condition, results of operations or cash flows of CBIZ. Please confirm that this assessment is applicable as of December 31, 2006. Your response should address why the “consolidation” of the firms under the ASA (see your page 6) and the application of SAB 108 did not change your assessment of the materiality of not consolidating these VIEs. In addition, tell us your consideration of disclosing the amounts of related party transactions on the face of the financial statements in accordance with Rule 4-08(k) of Regulation S-X.
Response to Comment 13.
The Company’s financial statements as of December 31, 2006 did not reflect the consolidation of the associated CPA firms as the impact was not material to its financial condition, results of operations or cash flows. The Company determined that the impact of consolidation was not material to its financial statements under SAB 108 (using the dual approach) as the consolidation of the associated CPA firms would not impact and hence would not change reported net income, earnings per share or stockholders’ equity.
If the activities of the associated CPA firms had been consolidated, the Company’s consolidated total assets, total liabilities and revenue would increase by 1.4%, 1.5% and 2.0%, respectively. However, the Company’s stockholders’ equity and net income would not change as profit and equity of the CPA firms would be offset in “minority interest” in the consolidated financial statements.
In addition to these quantitative facts, consolidation of the associated CPA firms would not materially impact the practice structure that is currently in place in the states in which these entities operate. The Company believes it has disclosed sufficient information in the Form 10-K to provide readers with an understanding of this alternate practice structure and the arrangements with the associated CPA firms.
The accounts receivable and unbilled work in process reflected in the Company’s financial statements related to services provided to the associated CPA firms are satisfied upon payment by the clients of those firms. The risk of collection is not determined by an analysis of the CPA firms’ ability to pay, but rather the creditworthiness of the underlying clients of the firms. As discussed on page 6 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, “in the event that accounts receivable and unbilled work in process become uncollectible by the CPA firms, the service fee due to CBIZ is reduced on a pro-rata basis”. Given the nature of this relationship, the Company does not consider the aforementioned accounts receivable and unbilled work in process to be with a “related party” but rather are amounts due from the clients of those firms. Accordingly, the Company does not believe that the related party disclosure requirement under Rule 4-08(k) of Regulation S-X is applicable.
Definitive Proxy Statement on Schedule 14A
Comment 14. We note the disclosure that you compared the base salaries of your senior management group to those of a “meaningful group of companies” and targeted compensation at the 50th percentile. It is unclear whether this group of companies is the same as the group referred to in your filing as the “Compensation Peer Group” used by CBIZ for benchmarking total compensation. To the extent applicable compensation disclosure and analysis should identify the companies that make up the group against which CBIZ benchmarks base salary paid to senior management. In addition, future filings should disclose where actual base salaries for these individuals fall in comparison to the targeted percentile for the period covered by the disclosure.
Response to Comment 14.
The “meaningful group of companies” is the same group as the “Compensation Peer Group”. We believe that it would not add any value to the reader to disclose all the companies within the Compensation Peer Group because the list is quite long, includes companies from multiple industries and the list itself does not disclose the data actually used—or assist in the re-creation of the data given that it includes private company data—to establish the 50th percentile market values targeted by CBIZ.
The list is attached to this response as Appendix 1. We believe that including a lengthy list such as this in the Proxy Statement, even as a footnote, seems to defeat the purpose of creating a clearly stated, “Plain English” document. More importantly, however, the list itself does not provide the public with any significant information. Hewitt Associates’ detailed database and statistical methods are helpful to the Committee because they create a broad basis on which to establish the 50th percentile market value compensation targets for the various members of our Senior Management Group. Because CBIZ is composed of units in widely different business lines, which are not mirrored in the aggregate by any other precisely comparable individual companies, the regression analysis offered by Hewitt

Associates is particularly useful because it creates an actual basis for compensation comparison for our officers from a statistical amalgamation of many companies that otherwise would individually reflect only one facet of our business or which are either too small or too large to serve as fair one-to-one comparators. Taken together, their data provides CBIZ with a benchmark not available from each comparator company individually.
The simple listing of the names of all companies whose information is contained in the Hewitt Associates database cannot be translated by the shareholders or the public into the statistical information used by the Committee. The explanation of CBIZ’s use of this Group, the general identification of the kinds of companies within the group, and the statistical means used to arrive at 50th percentile market value compensation targets is already contained in the Proxy Statement. We believe that listing the actual companies in the Group will not add any meaningful information to our public disclosures.
For these reasons we respectively request that CBIZ not be required to footnote the names of the Compensation Peer Group. As you have requested, in future filings we will disclose where actual compensation for those members of the Senior Management Group listed in the Proxy Statement falls in comparison to the targeted percentile for the period covered by the disclosure, based upon the latest data the Committee has obtained from its consultant. We agree that this information would, in fact, present the meaningful basis needed to understanding the Committee’s compensation targets and decisions that disclosure of the names themselves would not reveal.
Comment 15. You indicate that compensation paid pursuant to your Annual Executive Incentive Plan is awarded based upon individual performance, as well as upon a corporate earnings per share target. You should discuss the specific individual performance goals or metrics used to determine bonus payments under your Annual Executive Incentive Plan and how you structured your incentive bonuses around such individual objectives for the fiscal year covered by the disclosure. To the extent your CEO exercises discretion with respect to the awarding of incentive compensation absent attainment of the relevant performance goals, you should identify any particular exercises of discretion and state to whom it applied. See Items 402(b)(2)(vi)-(vii) of Regulation S-K.
Response to Comment 15.
Under the Annual Executive Incentive Plan, the Compensation Committee has determined that a predetermined percentage of the base pay of the Senior Management Group (“SMG”) should be granted to them if they are determined to achieve financial and certain non-financial goals set jointly by the CEO and the Compensation Committee. This component of the bonus award is called the Individual Performance Award. The CEO is not personally eligible to obtain any bonus based upon the Individual Performance Award component of the Annual Executive Incentive Plan, as he personally assists the Committee in determining whether or not each member of the SMG is entitled to his or her proposed Individual Performance Award. In 2005-2006, the percentage was set by the Committee according to a scale descending in relation to the magnitude of the management responsibilities undertaken by each member of the SMG. As the table in the Company’s last Proxy Statement indicates, the Committee indicated that President was eligible to receive an Individual Performance

Award of up to 15% of his base pay, and the CFO and the heads of the Financial Services and the Employee Services groups were eligible to receive Individual Performance Awards of up to 12.5% of their base pay.
The judgment of the Committee, as well as that of the CEO in his role of assisting the Committee, in determining whether or not the members of the SMG have met their goals and fulfilled their duties throughout the year, constitutes an exercise of both objective investigation as well as discretion. The goals set for these executives included achieving budgetary targets for the operations under their direction mitigated by any events or reasons outside their control that caused any failure to meet budget targets, meeting or exceeding cross-serving program goals for the operations under their control, generating acquisition opportunities, meeting the requirements of the “One CBIZ” client service model, working together as a coherent and mutually supportive senior management team, and meeting expectations related to leadership performance.
Upon review by the Committee, the President, CFO and head of the Financial Services Group were awarded the maximum targeted amount of this component of bonus pay because they met or exceeded all goals and expectations set for them. The head of the Employee Services group was awarded this component of bonus pay, less $25,000, due to the failure of the operations under his management to collectively meet budgetary expectations in the absence of sufficient unforeseeable circumstances outside his control.
Comment 16. It is not clear how the Compensation Committee determined the amount of merit bonuses that were made to your CEO and COO in 2006. You should provide a complete analysis of the individual factors that you considered in paying bonuses and describe the reasons why the Committee believed the bonuses were appropriate and fit reasonably within your overall compensation objectives.
Response to Comment 16.
With respect to the CEO, the Compensation Committee determined that Mr. Gerard had undertaken a number of special efforts, and deserved special recognition for continuing efforts to repeatedly attain long-term goals of CBIZ, sufficient to support an additional merit bonus to him. Specifically, in 2006 Mr. Gerard took more detailed, day-to-day responsibility for overseeing the operations and management of the Company’s Medical Management Professionals business line. In addition, the Committee determined that Mr. Gerard was principally responsible for driving the continued success of the Company’s cross-serving strategy, and that he, as well as the Company President and COO, Mr. Grisko, should be credited with the Company’s maintenance of its level of annual improvements in marginal earnings over the preceding five years. The Committee did not use a mathematical model for determining the amount of compensation that should be awarded for these efforts and successes, but agreed that $150,000, amounting to approximately 14% of his otherwise combined base and bonus compensation for the year, was a reasonable award for these otherwise uncompensated achievements.
With respect to the Company’s President and COO, the Compensation Committee determined that Mr. Grisko deserved an additional merit bonus based upon his work on a number of special efforts and for his part in the continuing efforts to repeatedly attain long-term financial goals of CBIZ. In 2006 Mr. Grisko took over ultimate control and management responsibility for the Company’s Financial Services business line. The Committee also determined that Mr. Grisko deserved credit, along with Mr. Gerard, for the Company’s maintenance of its annual improvements in marginal earnings over the preceding five years. Again, the Committee did not use a mathematical model for determining the amount of compensation that should be awarded for these efforts and successes, but determined that $62,500, amounting to approximately 8% of his otherwise combined base and bonus compensation for the year, was a reasonable award for these otherwise uncompensated successes.
* * *
In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-447-9000.
Sincerely,
CBIZ, Inc.

/s/	Chris Spurio		/s/	Ware H. Grove

	By:	Chris Spurio		By:	Ware H. Grove
	Title:	Vice President of Finance		Title:	Chief Financial Officer

cc:	Mr. Anthony J. Renzi, Jr. Akin Gump Strauss Hauer & Feld LLP

Appendix 1
Compensation Peer Group

Alberto-Culver Company	Harvard Vanguard Medical	Sprint Corporation
Alcatel	Associates	Starwood Hotels & Resorts
Allina Hospitals & Clinics	Hasbro, Inc.	Worldwide, Inc.
ALLTEL Corporation	Healtheast Care System	Texas Children’s Hospital
American Greetings Corporation	HealthONE	Time Warner Cable
AMR Corporation	HealthPartners	Tribune Company
(American Airlines)	Henry Ford Health System	TriHealth
AT&T	Hilton Hotels Corporation	Tupperware Corporation
Automatic Data Processing, Inc.	IBM Corporation	UAL Corporation
Avaya Inc.	Imation	Unilever Unites States, Inc.
Avery Dennison Corporation	Ingram Micro Inc.	Union Pacific Railroad Co.
Avon Products, Inc.	InterContinental Hotels Group	Unisys Corporation
Battelle Memorial Institute	Intermountain Health Care, Inc.	United Parcel Service
Beebe Medical Center	Kao America Inc.	United States Marine Repair
BellSouth Corporation	Kelsey-Seybold Clinic	United Stationers Inc.
Bemis Manufacturing Company	Kimberly-Clark Corporation	The University of Texas Medical
Burlington Northern Santa Fe	L’Oreal USA, Inc.	Branch
Corporation	Levi Strauss & Co.	Vail Valley Medical Center
Cardinal Health, Inc.	McKesson Corporation	Verizon Communications Inc.
Cendant Corporation	Medco Health Solutions, Inc.	Verizon Wireless
Ceridian Corporation	Memorial Health Systems	Visa International
CH2M Hill Companies, Ltd.	Mercy Health System	VNU, Inc.
Chicago Bridge and Iron Company	Merrill Corporation	The Walt Disney Company
The Children’s Hospital	The Methodist Hospital	Warner Music Inc.
of Philadelphia	NCR Corporation	Xerox Corporation
The Children’s Medical Center	NDCHealth	Zebra Technologies Corporation
Children’s Memorial Hospital	The New York Times Company
The Clorox Company	Northwest Airlines, Inc.
Colgate-Palmolive Company	Northwest Community Healthcare
Convergys Corporation	Parkview Health
Covance	Playtex Products, Inc.
Crouse Hospital	PricewaterhouseCoopers LLP
Deaconess Billings Clinic	The Procter & Gamble Company
Dean Health System	Quest Diagnostics Incorporated
Delta Air Lines, Inc.	Qwest Communications
The Dial Corporation	Radiological Associates of
Dominion Homes	Sacramento Medical Group, Inc.
DST Systems, Inc.	Saint Lukes Health System
The Dun & Bradstreet Corporation	Sandia National Laboratories
eFunds Corporation	SBC Communications Inc.
First Data Corporation	Science Applications International
Fiserv, Inc.	Corporation
The Gillette Company	The Scotts Miracle-Gro Company
Halifax Community Health System	The ServiceMaster Company
Hallmark Cards, Inc.	The Sherwin-Williams Company